

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 6, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 4.250% Series K Cumulative Preferred Shares (Liquidation Preference $25.00 per share) of THE GABELLI DIVIDEND & INCOME TRUST under the Exchange Act of 1934.

Sincerely,